December 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:
Epocrates, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-150291)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Epocrates, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-150291), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 17, 2008.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Epocrates, Inc., 1100 Park Place, Suite 300, San Mateo, California 94403 facsimile number (650) 227-2770, with a copy to the Company's counsel, Cooley Godward Kronish LLP, Attn: Sally A. Kay, Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact Matthew B. Hemington or Sally A. Kay of Cooley Godward Kronish LLP at (650) 843-5062 or (650) 843-5582, respectively.

Sincerely,
EPOCRATES, INC.
/s/ RICHARD H. VAN HOESEN Richard H. Van Hoesen Senior Vice President, Finance and Chief Financial Officer
cc:
Matthew B. Hemington
Sally A. Kay